UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM C-AR

UNDER THE SECURITIES ACT OF 1933

(Mark one.)

☐   Form C: Offering Statement
☐   Form C-U: Progress Update
☐   Form C/A: Amendment to Offering Statement
     ☐   Check box if Amendment is material and investors must reconfirm within five business days.
☑   Form C-AR: Annual Report
☐   Form C-AR/A: Amendment to Annual Report
☐   Form C-TR: Termination of Reporting

Name of issuer
Dispatch Goods, Inc.

Legal status of issuer

     Form
     Corporation

     Jurisdiction of Incorporation/Organization
     Delaware

     Date of organization
     July 31, 2019

Physical address of issuer
1287 42nd Ave, San Francisco, CA 94122

Website of issuer
https://dispatchgoods.com

Current number of employees
5

	Most recent fiscal year-end	Prior fiscal year-end
Total Assets	$282,877.01	$1,273
Cash & Cash Equivalents	$154,484.03	$1,273
Accounts Receivable	$0.00	$0.00
Short-term Debt	$5,756.18	$3,000
Long-term Debt	$0.00	$0.00
Revenues/Sales	$34,888.52	$0.00
Cost of Goods Sold	$24,332.40	$0.00
Taxes Paid	$11,774.05	$0.00
Net Income (Loss)	$(146,926.71)	$(26,727)


April 30, 2021

Dispatch Goods, Inc.




This Form C-AR (including the cover page and all exhibits attached hereto, the "**Form C-AR**") is being furnished Dispatch Goods, Inc., a Delaware corporation (the "**Company**," as well as references to "**we**," "**us**," or "**our**"), for the sole purpose of providing certain information about the Company as required by the Securities and Exchange Commission ("**SEC**").

No federal or state securities commission or regulatory authority has passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the accuracy or completeness of any disclosure document or literature. The Company is filing this Form C-AR pursuant to Regulation CF (§ 227.100 et seq.) which requires that it must file a report with the Commission annually and post the report on its website at https://dispatchgoods.com no later than 120 days after the end of each fiscal year covered by the report. The Company may terminate its reporting obligations in the future in accordance with Rule 202(b) of Regulation CF (§ 227.202(b)) by (1) being required to file reports under Section 13(a) or Section 15(d) of the Exchange Act of 1934, as amended, (2) filing at least one annual report pursuant to Regulation CF and having fewer than 300 holders of record, (3) filing annual reports for three years pursuant to Regulation CF and having assets equal to or less than $10,000,000, (4) the repurchase of all the securities sold by the Company or another party, or (5) the liquidation or dissolution of the Company.

The date of this Form C-AR is April 30, 2021.

THIS FORM C-AR DOES NOT CONSITUTE AN OFFER TO PURCHASE OR SELL SECURITIES.

Bad Actor Disclosure
The Company is not subject to any Bad Actor Disqualifications under any relevant U.S. securities laws.

About this Form C-AR

You should rely only on the information contained in this Form C-AR. We have not authorized anyone to provide any information or make any representations other than those contained in this Form C-AR. If anyone provides you with different or inconsistent information, you should not rely on it. The information contained in this Form C-AR and any documents incorporated by reference herein is accurate only as of the date of those respective documents, regardless of the time of delivery of this Form C-AR.

Statements contained herein as to the content of any agreements or other documents are summaries and, therefore, are necessarily selective and incomplete and are qualified in their entirety by the actual agreements or other documents. The statements of the Company contained herein are based on information believed to be reliable. No warranty can be made as to the accuracy of such information or that circumstances have not changed since the date of this Form C-AR. The Company does not expect to update or otherwise revise this Form C-AR or other materials supplied herewith. The delivery of this Form C-AR at any time does not imply that the information contained herein is correct as of any time subsequent to the date of this Form C-AR.

SUMMARY

The Business
The following summary is qualified in its entirety by more detailed information that may appear elsewhere in this Form C-AR and the Exhibits hereto.

Dispatch Goods, Inc. is a Delaware Corporation incorporated on July 31, 2019

The Company is located at 4045 Cabrillo Street, San Francisco, CA, US

The Company's website is https://dispatchgoods.com

The Company conducts business in California.

RISK FACTORS

The SEC requires the Company to identify risks that are specific to its business and financial condition. The Company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently riskier than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

Risks Related to the Company's Business and Industry

We have a limited operating history upon which you can evaluate our performance, and accordingly, our prospects must be considered in light of the risks that any new company encounters.
The Company is still in an early phase and is just beginning to implement its business plan. There can be no assurance that it will ever operate profitably. The likelihood of its success should be considered in light of the problems, expenses, difficulties, complications and delays usually encountered by companies in their early stages of development. The Company may not be successful in attaining the objectives necessary for it to overcome these risks and uncertainties.

The amount of capital the Company is attempting to raise in the offering may not be enough to sustain the Company's current business plan.
In order to achieve the Company's near and long-term goals, the Company may need to procure funds in addition to the amount raised in the offering. There is no guarantee the Company will be able to raise such funds on acceptable terms or at all. If we are not able to raise sufficient capital in the future, we may not be able to execute our business plan, our continued operations will be in jeopardy and we may be forced to cease operations and sell or otherwise transfer all or substantially all of our remaining assets, which could cause a purchaser to lose all or a portion of his or her investment.

The Company has the right to limit individual purchaser's commitment amount based on the Company's determination of a purchaser's sophistication.
The Company may prevent purchasers from committing more than a certain amount to the offering based on the Company's belief of the purchaser's sophistication and ability to assume the risk of the investment. This means that your desired investment amount may be limited or lowered based solely on the Company's determination and not in line with relevant investment limits set forth by the Regulation Crowdfunding rules. This also means that other purchasers may receive larger allocations of the offering based solely on the Company's determination.

We are subject to the risk of substantial environmental liability and limitations on our operations due to environmental laws and regulations.
We are subject to extensive federal, state, local and foreign environmental, health and safety laws and regulations concerning matters such as air emissions, wastewater discharges, solid and hazardous waste handling and disposal and the investigation and remediation of contamination. The risks of substantial costs and liabilities related to compliance with these laws and regulations are an inherent part of our business, and future conditions may develop, arise or be discovered that create substantial environmental compliance or remediation liabilities and costs. Compliance with environmental, health and safety legislation and regulatory requirements may prove to be more limiting and costly than we anticipate. We may be subject to legal proceedings brought by private parties or governmental authorities with respect to environmental matters, including matters involving alleged property damage or personal injury. New laws and regulations, including those which may relate to emissions of greenhouse gases, stricter enforcement of existing laws and regulations, the discovery of previously unknown contamination or the imposition of new clean-up requirements could require us to incur costs or become the basis for new or increased liabilities that could have a material adverse effect on our business, financial condition or results of operations.

Although dependent on certain key personnel, the Company does not have any key man life insurance policies on any such people.

The Company is dependent on certain key personnel in order to conduct its operations and execute its business plan, however, the Company has not purchased any insurance policies with respect to those individuals in the event of their death or disability. Therefore, if any of these personnel die or become disabled, the Company will not receive any compensation to assist with such person's absence. The loss of such person could negatively affect the Company and its operations. We have no way to guarantee key personnel will stay with the Company, as many states do not enforce non-competition agreements, and therefore acquiring key man insurance will not ameliorate all of the risk of relying on key personnel.

The Company is not subject to Sarbanes-Oxley regulations and may lack the financial controls and procedures of public companies.

The Company may not have the internal control infrastructure that would meet the standards of a public company, including the requirements of the Sarbanes Oxley Act of 2002. As a privately-held (non-public) Company, the Company is currently not subject to the Sarbanes Oxley Act of 2002, and it's financial and disclosure controls and procedures reflect its status as a development stage, non-public company. There can be no guarantee that there are no significant deficiencies or material weaknesses in the quality of the Company's financial and disclosure controls and procedures. If it were necessary to implement such financial and disclosure controls and procedures, the cost to the Company of such compliance could be substantial and could have a material adverse effect on the Company's results of operations.

Our business could be negatively impacted by cyber security threats, attacks and other disruptions.

Like others in our industry, we continue to face advanced and persistent attacks on our information infrastructure where we manage and store various proprietary information and sensitive/confidential data relating to our operations. These attacks may include sophisticated malware (viruses, worms, and other malicious software programs) and phishing emails that attack our products or otherwise exploit any security vulnerabilities. These intrusions sometimes may be zero-day malware that are difficult to identify because they are not included in the signature set of commercially available antivirus scanning programs. Experienced computer programmers and hackers may be able to penetrate our network security and misappropriate or compromise our confidential information or that of our customers or other third-parties, create system disruptions, or cause shutdowns. Additionally, sophisticated software and applications that we produce or procure from third-parties may contain defects in design or manufacture, including "bugs" and other problems that could unexpectedly interfere with the operation of the information infrastructure. A disruption, infiltration or failure of our information infrastructure systems or any of our data centers as a result of software or hardware malfunctions, computer viruses, cyber-attacks, employee theft or misuse, power disruptions, natural disasters or accidents could cause breaches of data security, loss of critical data and performance delays, which in turn could adversely affect our business.

Changes in government regulation could adversely impact our business.

The Company is subject to legislation and regulation at the federal and local levels and, in some instances, at the state level. The FCC and/or Congress may attempt to change the classification of or change the way that our online content platforms are regulated and/or change the framework under which Internet service providers are provided Safe Harbor for claims of copyright infringement, introduce changes to how digital advertising is regulated and consumer information is handled, changing rights and obligations of our competitors. We expect that court actions and regulatory proceedings will continue to refine our rights and obligations under applicable federal, state and local laws, which cannot be predicted. Modifications to existing requirements or imposition of new requirements or limitations could have an adverse impact on our business.

We may implement new lines of business or offer new products and services within existing lines of business.

As an early-stage company, we may implement new lines of business at any time. There are substantial risks and uncertainties associated with these efforts, particularly in instances where the markets are not fully developed. In developing and marketing new lines of business and/or new products and services, we may invest significant time and resources. Initial timetables for the introduction and development of new lines of business and/or new products or services may not be achieved, and price and profitability targets may not prove feasible. We may not be successful in introducing new products and services in response to industry trends or developments in technology, or those new products may not achieve market acceptance. As a result, we could lose business, be forced to price products and services on less advantageous terms to retain or attract clients, or be subject to cost increases. As a result, our business, financial condition or results of operations may be adversely affected.

Damage to our reputation could negatively impact our business, financial condition and results of operations.
Our reputation and the quality of our brand are critical to our business and success in existing markets, and will be critical to our success as we enter new markets. Any incident that erodes consumer loyalty for our brand could significantly reduce its value and damage our business. We may be adversely affected by any negative publicity, regardless of its accuracy. Also, there has been a marked increase in the use of social media platforms and similar devices, including blogs, social media websites and other forms of internet-based communications that provide individuals with access to a broad audience of consumers and other interested persons. The availability of information on social media platforms is virtually immediate as is its impact. Information posted may be adverse to our interests or may be inaccurate, each of which may harm our performance, prospects or business. The harm may be immediate and may disseminate rapidly and broadly, without affording us an opportunity for redress or correction.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.
You should not rely on the fact that our Form C is accessible through the U.S. Securities and Exchange Commission's EDGAR filing system as an approval, endorsement or guarantee of compliance as it related to the offering.

Neither the offering nor the securities have been registered under federal or state securities laws, leading to an absence of certain regulation applicable to the Company.
The securities being offered have not been registered under the Securities Act of 1933 (the "Securities Act"), in reliance, among other exemptions, on the exemptive provisions of article 4(2) of the Securities Act and Regulation D under the Securities Act. Similar reliance has been placed on apparently available exemptions from securities registration or qualification requirements under applicable state securities laws. No assurance can be given that any offering currently qualifies or will continue to qualify under one or more of such exemptive provisions due to, among other things, the adequacy of disclosure and the manner of distribution, the existence of similar offerings in the past or in the future, or a change of any securities law or regulation that has retroactive effect. If, and to the extent that, claims or suits for rescission are brought and successfully concluded for failure to register any offering or other offerings or for acts or omissions constituting offenses under the Securities Act, the Securities Exchange Act of 1934, or applicable state securities laws, the Company could be materially adversely affected, jeopardizing the Company's ability to operate successfully. Furthermore, the human and capital resources of the Company could be adversely affected by the need to defend actions under these laws, even if the Company is ultimately successful in its defense. Compliance with the criteria for securing exemptions under federal securities laws and the securities laws of the various states is extremely complex, especially in respect of those exemptions affording flexibility and the elimination of trading restrictions in respect of securities received in exempt transactions and subsequently disposed of without registration under the Securities Act or state securities laws.

The Company's management may have broad discretion in how the Company uses the net proceeds of an offering.
Unless the Company has agreed to a specific use of the proceeds from an offering, the Company's management will have considerable discretion over the use of proceeds from their offering. You may not have the opportunity, as part of your investment decision, to assess whether the proceeds are being used appropriately.

The Company has the right to limit individual purchasers commitment amount based on the Company's determination of a purchaser's sophistication.
The Company may prevent purchasers from committing more than a certain amount to the offering based on the Company's belief of the purchaser's sophistication and ability to assume the risk of the investment. This means that your desired investment amount may be limited or lowered based solely on the Company's determination and not in line with relevant investment limits set forth by the Regulation Crowdfunding rules. This also means that other purchasers may receive larger allocations of the offering based solely on the Company's determination.

The Company has the right to extend the offering deadline. The Company has the right to end the offering early.
The Company may extend the offering deadline beyond what is currently stated herein. This means that your investment may continue to be held in escrow while the Company attempts to raise the Minimum Amount even after the offering deadline stated herein is reached. While you have the right to cancel your investment in the event the Company extends the offering, if you choose to reconfirm your investment, your investment will not be accruing interest during this time and will simply be held until such time as the new offering deadline is reached without the Company receiving the Minimum Amount, at which time it will be returned to you without interest or deduction, or the Company receives the Minimum Amount, at which time it will be released to the Company to be used as set forth herein. Upon or shortly after release of such funds to the Company, the securities will be issued and distributed to you.

The Company may also end the offering early; if the offering reaches its target offering amount after 21-calendary days but before the deadline, the Company can end the offering with 5 business day's notice. This means your failure to participate in the offering in a timely manner, may prevent you from being able to participate – it also means the Company may limit the amount of capital it can raise during the offering by ending it early.

BUSINESS

Description of the Business
Dispatch Goods is a reusable container system, which sells memberships to companies and individuals. Dispatch Goods provides restaurants with clean, reusable containers, which can be utilized for takeout food and delivery. Dispatch Goods' members can request reusable containers when ordering via an app or in person. They will then return the containers to bins at their workplace or other conveniently located public locations.

Business Plan
Dispatch Goods sells memberships to companies and individuals. Dispatch Goods' members can request reusable containers when ordering via an app or in person.

The Company's Products and/or Services

Product / Service	Description	Current Market
Reusable Container Membership	Creates an option for take-out and delivery customers to opt for reusable containers.	B2B Corporate memberships, with plans to very soon offer B2C memberships.

Competition
Our largest competitor is Vessel Works, which focuses on coffee cups. Muuse, which offers the service to closed ecosystems and a concentration in the Asian Market. Another competitor is DeliverZero, which offers zero waste delivery and takeout in the NYC market.

Customer Base
Large tech companies and campuses that do not have cafeterias. Our first company partnership was with the Yelp HQ, where employees are all Dispatch members and can request containers at their favorite lunch restaurants.

Intellectual Property
The Company has no intellectual property.

Governmental/Regulatory Approval and Compliance

The Company is subject to and affected by laws and regulations of U.S. federal, state and local governmental authorities. These laws and regulations are subject to change.

Litigation
The Company is not subject to any litigation.

DIRECTORS AND OFFICERS

The directors of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years.

Name	Positions and Offices Held at the Company	Principal Occupation and Employment Responsibilities for the Last Three (3) Years	Education
Lindsey Hoell	CEO, Director	Dispatch Goods, Inc. - CEO. Feb 2019-Present. Shamrock Surgical - Medical Device Representative. Sep 2017 -	MBA - University of California, Berkeley, Haas School of Business

		Present. Kapiolani Medical Center - Chief Pediatric Perfusionist. Jan 2017 - Sep 2017.	(Expected graduation in 2021) Circulation Technology, Perfusion Technology. - The Ohio State University B.S. Biology, Spanish - The Ohio State University
Maia Tekle	COO	Former West Coast Partnerships Lead at Doordash/Caviar	BS from Boston College
Saneil Suri	CTO	Former senior software engineer	BS from University of Texas, Austin

Lindsey Hoell
Lindsey Hoell is the CEO of Dispatch Goods. Previously Lindsey was the Chief Pediatric Perfusionist at Kapiolani Medical Center, and a Medical Device Representative for Shamrock Surgical.

Employees
The Company currently employs 5 employees.

CAPITALIZATION AND OWNERSHIP

Capitalization

The Company has issued the following outstanding securities:

Type/Class of security	Common Stock
Securities (or amount) Authorized	10,000,000
Securities (or amount) Outstanding	3,200,000
Par Value (if applicable)	.02
Voting Rights	Yes
Anti-Dilution Rights	No
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	The Company may decide to issue more Common Stock which may dilute the Security
Percentage ownership of the Company by the holders of such security (assuming conversion prior to the offering if convertible securities).	100%

Type/Class of security	Common Stock Option Pool
Securities Reserved	2,000,000 shares of Common Stock
Securities (or amount) Outstanding	998,000
Voting Rights	Yes, upon exercise
Anti-Dilution Rights	No
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	The Company may decide to issue stock options which may dilute the Security
Percentage ownership of the Company by the holders of such security (assuming conversion prior to the offering if convertible securities).	0%

The Company has the following reserved/outstanding convertible securities:

Type/Class of security	SAFE
Cash Value of Notes Outstanding (Including Interest)	$25,000
Voting Rights	No, but voting rights may be granted upon conversion
Anti-Dilution Rights	None
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	These securities are likely to convert to stock in the future, which could dilute the Security
Percentage ownership of the Company by the holders of such security (assuming conversion prior to the offering if convertible securities).**	TBD
Additional Terms	No Valuation Cap or Discount Rate. SAFE will convert on equal terms with subsequent equity financing.

* The shares required to convert the SAFE and Convertible note are calculated based on their respective valuation caps and using the current number of shares of outstanding Common Stock. The amount in the Option Pool have been set aside for future issuances of stock from the Company.
** The percentage assumes conversion and issuance of all convertible securities and stock reserved for the option pool.

Type/Class of security	SAFE
Cash Value of Notes Outstanding (Including Interest)	$50,000
Voting Rights	None
Anti-Dilution Rights	No
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	NA
Percentage ownership of the Company by the holders of such security (assuming conversion prior to the offering if convertible securities).**	TBD
Additional Terms	No Valuation Cap

Type/Class of security	SAFE
Cash Value of Notes Outstanding (Including Interest)	$100,000
Voting Rights	None
Anti-Dilution Rights	No
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	NA
Percentage ownership of the Company by the holders of such security (assuming conversion prior to the offering if convertible securities).**	TBD

Additional Terms	Valuation Cap: $2,000,000

Type/Class of security	SAFE
Cash Value of Notes Outstanding (Including Interest)	$356,000
Voting Rights	None
Anti-Dilution Rights	No
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	NA
Percentage ownership of the Company by the holders of such security (assuming conversion prior to the offering if convertible securities).**	TBD
Additional Terms	Valuation Cap: $4,000,000

Type/Class of security	SAFE
Cash Value of Notes Outstanding (Including Interest)	$435,000
Voting Rights	None
Anti-Dilution Rights	No
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	NA
Percentage ownership of the Company by the holders of such security (assuming conversion prior to the offering if convertible securities).**	TBD
Additional Terms	Valuation Cap: $6,000,000

Type/Class of security	Crowd SAFE
Cash Value of Notes Outstanding (Including Interest)	$76,002
Voting Rights	None
Anti-Dilution Rights	N/A
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	NA
Percentage ownership of the Company by the holders of such security (assuming conversion prior to the offering if convertible securities).**	TBD

Additional Terms	Valuation Cap: 4,000,000 Discount: 20%

Type/Class of security	SAFE
Cash Value of Notes Outstanding (Including Interest)	$50,000
Voting Rights	None
Anti-Dilution Rights	No
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	NA
Percentage ownership of the Company by the holders of such security (assuming conversion prior to the offering if convertible securities).**	TBD
Additional Terms	No Valuation Cap

Type/Class of security	SAFE
Cash Value of Notes Outstanding (Including Interest)	$100,000
Voting Rights	None
Anti-Dilution Rights	No
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	NA
Percentage ownership of the Company by the holders of such security (assuming conversion prior to the offering if convertible securities).**	TBD
Additional Terms	Valuation Cap: $2,000,000

Type/Class of security	SAFE
Cash Value of Notes Outstanding (Including Interest)	$76,000
Voting Rights	None
Anti-Dilution Rights	No
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	NA
Percentage ownership of the Company by the holders of such security (assuming conversion prior to the offering if convertible securities).**	TBD
Additional Terms	Valuation Cap: $4,000,000

Type/Class of security	SAFE
Cash Value of Notes Outstanding (Including Interest)	$100,000
Voting Rights	None
Anti-Dilution Rights	No
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	NA
Percentage ownership of the Company by the holders of such security (assuming conversion prior to the offering if convertible securities).**	TBD
Additional Terms	Valuation Cap: $4,000,000

Type/Class of security	SAFE
Cash Value of Notes Outstanding (Including Interest)	$25,000
Voting Rights	None
Anti-Dilution Rights	No
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	NA
Percentage ownership of the Company by the holders of such security (assuming conversion prior to the offering if convertible securities).**	TBD
Additional Terms	Valuation Cap: $4,000,000

Type/Class of security	SAFE
Cash Value of Notes Outstanding (Including Interest)	$15,000
Voting Rights	None
Anti-Dilution Rights	No
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	NA
Percentage ownership of the Company by the holders of such security (assuming conversion prior to the offering if convertible securities).**	TBD
Additional Terms	Valuation Cap: $4,000,000

Type/Class of security	SAFE
Cash Value of Notes Outstanding (Including Interest)	$15,000
Voting Rights	None
Anti-Dilution Rights	No
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	NA
Percentage ownership of the Company by the holders of such security (assuming conversion prior to the offering if convertible securities).**	TBD
Additional Terms	Valuation Cap: $4,000,000

Type/Class of security	SAFE
Cash Value of Notes Outstanding (Including Interest)	$25,000
Voting Rights	None
Anti-Dilution Rights	No
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	NA
Percentage ownership of the Company by the holders of such security (assuming conversion prior to the offering if convertible securities).**	TBD
Additional Terms	Valuation Cap: $4,000,000

Type/Class of security	SAFE
Cash Value of Notes Outstanding (Including Interest)	$25,000
Voting Rights	None
Anti-Dilution Rights	No
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	NA
Percentage ownership of the Company by the holders of such security (assuming conversion prior to the offering if convertible securities).**	TBD
Additional Terms	Valuation Cap: $4,000,000

Type/Class of security	SAFE
Cash Value of Notes Outstanding (Including Interest)	$25,000
Voting Rights	None
Anti-Dilution Rights	No
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	NA
Percentage ownership of the Company by the holders of such security (assuming conversion prior to the offering if convertible securities).**	TBD
Additional Terms	Valuation Cap: $4,000,000

Type/Class of security	SAFE
Cash Value of Notes Outstanding (Including Interest)	$50,000
Voting Rights	None
Anti-Dilution Rights	No
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	NA
Percentage ownership of the Company by the holders of such security (assuming conversion prior to the offering if convertible securities).**	TBD
Additional Terms	Valuation Cap: $4,000,000

Type/Class of security	SAFE
Cash Value of Notes Outstanding (Including Interest)	$50,000
Voting Rights	None
Anti-Dilution Rights	No
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	NA
Percentage ownership of the Company by the holders of such security (assuming conversion prior to the offering if convertible securities).**	TBD
Additional Terms	Valuation Cap: $6,000,000

15

Type/Class of security	SAFE
Cash Value of Notes Outstanding (Including Interest)	$100,000
Voting Rights	None
Anti-Dilution Rights	No
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	NA
Percentage ownership of the Company by the holders of such security (assuming conversion prior to the offering if convertible securities).**	TBD
Additional Terms	Valuation Cap: $6,000,000

Type/Class of security	SAFE
Cash Value of Notes Outstanding (Including Interest)	$10,000
Voting Rights	None
Anti-Dilution Rights	No
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	NA
Percentage ownership of the Company by the holders of such security (assuming conversion prior to the offering if convertible securities).**	TBD
Additional Terms	Valuation Cap: $6,000,000

Type/Class of security	SAFE
Cash Value of Notes Outstanding (Including Interest)	$100,000
Voting Rights	None
Anti-Dilution Rights	No
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	NA
Percentage ownership of the Company by the holders of such security (assuming conversion prior to the offering if convertible securities).**	TBD
Additional Terms	Valuation Cap: $6,000,000

Type/Class of security	SAFE
Cash Value of Notes Outstanding (Including Interest)	$25,000
Voting Rights	None
Anti-Dilution Rights	No
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	NA
Percentage ownership of the Company by the holders of such security (assuming conversion prior to the offering if convertible securities).**	TBD
Additional Terms	Valuation Cap: $6,000,000

Type/Class of security	SAFE
Cash Value of Notes Outstanding (Including Interest)	$50,000
Voting Rights	None
Anti-Dilution Rights	No
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	NA
Percentage ownership of the Company by the holders of such security (assuming conversion prior to the offering if convertible securities).**	TBD
Additional Terms	Valuation Cap: $6,000,000

Type/Class of security	SAFE
Cash Value of Notes Outstanding (Including Interest)	$100,000
Voting Rights	None
Anti-Dilution Rights	No
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	NA
Percentage ownership of the Company by the holders of such security (assuming conversion prior to the offering if convertible securities).**	TBD
Additional Terms	Valuation Cap: $6,000,000

The Company has the following debt outstanding:

Creditor	Lindsey Hoell
Amount outstanding	$3,000
Interest Rate and Amortization Schedule	0%
Description of Collateral	None
Other Material Terms	None
Maturity Date	January 1, 2050

Ownership

Below the beneficial owners of 20% percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power, are listed along with the amount they own.

Name	Number and type/class of security held	Percentage ownership (vested)
Lindsey Hoell	2,400,000 /Common Stock	40%

FINANCIAL INFORMATION

Please see the financial information listed on the cover page of this Form C-AR and attached hereto in addition to the following information. Financial statements are attached hereto as Exhibit C.

Operations
Dispatch Goods, Inc. (the "**Company**") was incorporated on July 31, 2019 under the laws of the State of Delaware, and is headquartered at 4045 Cabrillo Street, San Francisco, CA, US.

Cash and Cash Equivalents
The Company considers all highly liquid investments with an original maturity of 90 days or less to be cash equivalents.

As of 4/27/2021, the Company has $450,000 cash on hand.

The Company has not issued any convertible notes.

The Company currently has a 10-month runway.

Liquidity and Capital Resources

The Company currently does not have any additional outside sources of capital other than the proceeds from the offering and $15,000 in grant money that was received.

Capital Expenditures and Other Obligations
The Company intends to invest a small amount of capital in the form of new container purchases. These investments are not expected to exceed more than $10,000 over the next 6 month period.

Valuation
The Company has ascribed no pre-offering valuation to the Company.

Material Changes and Other Information

Trends and Uncertainties

Please see Exhibit C for the management's evaluation of subsequent events and applicable disclosures:

Previous offerings of Securities
We have made the following issuances of securities within the last three years.

Security Type	Money Raised	Amount of Securities Issued	Use of Proceeds	Issue Date	Exemption from Registration Used or Public Offering
SAFE	$50,000	2	General Working Capital	9/2019, 3/2020	Section 4(a)(2)
SAFE	$100,000	1	General Working Capital	6/2020	Section 4(a)(2)
SAFE	$356,000	9	General Working Capital	12/2020	Section 4(a)(2)
SAFE	$435,000	7	General Working Capital	3/2021	Section 4(a)(2)

TRANSACTIONS WITH RELATED PERSONS AND CONFLICTS OF INTEREST

From time to time the Company may engage in transactions with related persons. Related persons are defined as any director or officer of the Company; any person who is the beneficial owner of 10 percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power; any promoter of the Company; any immediate family member of any of the foregoing persons or an entity controlled by any such person or persons.

The Company has conducted the following transactions with related persons:
Company has accepted a $3,000 cash advance from its founder, Lindsey Hoell.

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C-AR and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

DocuSigned by:
970AAA18204C4A6...
(Signature)

Lindsey Hoell
(Name)

CEO, Director
(Title)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C-AR has been signed by the following persons in the capacities and on the dates indicated.

DocuSigned by:
970AAA18204C4A6...
(Signature)

Lindsey Hoell
(Name)

CEO, Director
(Title)

4/30/2021
(Date)

Instructions.

1. The form shall be signed by the issuer, its principal executive officer or officers, its principal financial officer, its controller or principal accounting officer and at least a majority of the board of directors or persons performing similar functions.

2. The name of each person signing the form shall be typed or printed beneath the signature.

Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.

EXHIBIT A
Financials

Dispatch Goods, Inc.

Profit and Loss

January - December 2020

	TOTAL
Income	
4000 Revenue	
4010 Sales	2,301.18
4020 Sales of Product Income	1,705.97
4040 Billable Expense Income	20,242.48
4050 Uncategorized Income	10,638.89
Total 4000 Revenue	**34,888.52**
Total Income	**$34,888.52**
Cost of Goods Sold	
5000 Cost of Revenue	
5010 Cost of Goods Sold	23,768.08
5020 Reimbursable Expenses	564.32
Total 5000 Cost of Revenue	**24,332.40**
Total Cost of Goods Sold	**$24,332.40**
GROSS PROFIT	**$10,556.12**
Expenses	
6000 Payroll Expenses	
6110 Salaries & Wages	93,090.23
6120 Contractors	2,248.23
6150 Employee Benefits	865.80
Total 6000 Payroll Expenses	**96,204.26**
7200 Facilities	
7210 Office Supplies & Software	7,568.71
7220 Job Supplies	8,514.60
7240 Insurance	1,596.42
Total 7200 Facilities	**17,679.73**
7300 Travel & Entertainment	
7310 Car & Truck	1,731.82
7320 Travel	1,536.14
7330 Meals & Entertainment	850.19
Total 7300 Travel & Entertainment	**4,118.15**
7400 Professional Fees	
7420 Legal & Professional Services	13,618.93
Total 7400 Professional Fees	**13,618.93**
7500 Marketing	
7510 Advertising & Marketing	6,388.26
Total 7500 Marketing	**6,388.26**

Dispatch Goods, Inc.

Profit and Loss

January - December 2020

	TOTAL
7600 Administrative Expenses	
7610 Bank Charges & Fees	-130.00
7620 Rent & Lease	8,437.47
7660 Uncategorized Expense	-3,130.09
7665 Uncategorized Expense (27)	40.92
7670 Repairs & Maintenance	106.59
7680 Other Business Expenses	2,374.56
Total 7600 Administrative Expenses	**7,699.45**
7990 Taxes & Licenses	11,774.05
Total Expenses	**$157,482.83**
NET OPERATING INCOME	**$ -146,926.71**
NET INCOME	**$ -146,926.71**

Dispatch Goods, Inc.

Statement of Cash Flows
January - December 2020

	JAN 2020	FEB 2020	MAR 2020	APR 2020	MAY 2020	JUN 2020	JUL 2020	AUG 2020	SEP 2020	OCT 2020	NOV 2020	DEC 2020	TOTAL
OPERATING ACTIVITIES													
Net Income	-3,098.84	-3,974.35	-3,825.55	-13,758.62	-5,199.38	-17,296.34	-13,468.93	-12,197.18	-26,903.44	-20,739.34	-17,741.17	-8,723.57	$ -146,926.71
Adjustments to reconcile Net Income to Net Cash provided by operations:													$0.00
Inventory Asset	-217.33			-715.14	-3,033.40	-7,679.75	-2,732.22	-3,379.02	-24,278.87	-32,723.95	-41,502.45	-9,885.16	$ -126,147.29
Uncategorized Asset							526.50		6.00				$532.50
Brex Card				3,130.10	251.11	-4,263.79	-4,963.31	5,261.42	-2,457.55	5,639.53	-8,353.69	13,426.88	$7,670.70
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	-217.33			2,414.96	-2,782.29	-11,943.54	-7,169.03	1,882.40	-26,730.42	-27,084.42	-49,856.14	3,541.72	$ -117,944.09
Net cash provided by operating activities	$ -3,316.17	$ -3,974.35	$ -3,825.55	$ -11,343.66	$ -7,981.67	$ -29,239.88	$ -20,637.96	$ -10,314.78	$ -53,633.86	$ -47,823.76	$ -67,597.31	$ -5,181.85	$ -264,870.80
FINANCING ACTIVITIES													
Owner's Investment	5,000.00	5,000.00	80,000.00			45,000.00	67,975.40	200.00	100,774.00	247.50		115,000.00	$419,196.90
Retained Earnings				-442.18	-523.24	-150.00							$ -1,115.42
Net cash provided by financing activities	$5,000.00	$5,000.00	$80,000.00	$ -442.18	$ -523.24	$44,850.00	$67,975.40	$200.00	$100,774.00	$247.50	$0.00	$115,000.00	$418,081.48
NET CASH INCREASE FOR PERIOD	$1,683.83	$1,025.65	$76,174.45	$ -11,785.84	$ -8,504.91	$15,610.12	$47,337.44	$ -10,114.78	$47,140.14	$ -47,576.26	$ -67,597.31	$109,818.15	$153,210.68

Dispatch Goods, Inc.

Balance Sheet

As of December 31, 2020

	JAN 2020	FEB 2020	MAR 2020	APR 2020	MAY 2020	JUN 2020
ASSETS						
Current Assets						
Bank Accounts						
Analysis Checking (7809)	2,957.18	3,982.83	80,157.28	68,371.44	59,866.53	75,476.65
Total Bank Accounts	**$2,957.18**	**$3,982.83**	**$80,157.28**	**$68,371.44**	**$59,866.53**	**$75,476.65**
Other Current Assets						
Inventory Asset	2,995.52	2,995.52	2,995.52	3,710.66	6,744.06	14,423.81
Uncategorized Asset						
Total Other Current Assets	**$2,995.52**	**$2,995.52**	**$2,995.52**	**$3,710.66**	**$6,744.06**	**$14,423.81**
Total Current Assets	**$5,952.70**	**$6,978.35**	**$83,152.80**	**$72,082.10**	**$66,610.59**	**$89,900.46**
TOTAL ASSETS	**$5,952.70**	**$6,978.35**	**$83,152.80**	**$72,082.10**	**$66,610.59**	**$89,900.46**
LIABILITIES AND EQUITY						
Liabilities						
Current Liabilities						
Credit Cards						
Brex Card				3,130.10	3,381.21	-882.58
Total Credit Cards	**$0.00**	**$0.00**	**$0.00**	**$3,130.10**	**$3,381.21**	**$ -882.58**
Total Current Liabilities	**$0.00**	**$0.00**	**$0.00**	**$3,130.10**	**$3,381.21**	**$ -882.58**
Total Liabilities	**$0.00**	**$0.00**	**$0.00**	**$3,130.10**	**$3,381.21**	**$ -882.58**
Equity						
Owner's Investment	33,000.00	38,000.00	118,000.00	118,000.00	118,000.00	163,000.00
Retained Earnings	-23,948.46	-23,948.46	-23,948.46	-24,390.64	-24,913.88	-25,063.88
Net Income	-3,098.84	-7,073.19	-10,898.74	-24,657.36	-29,856.74	-47,153.08
Total Equity	**$5,952.70**	**$6,978.35**	**$83,152.80**	**$68,952.00**	**$63,229.38**	**$90,783.04**
TOTAL LIABILITIES AND EQUITY	**$5,952.70**	**$6,978.35**	**$83,152.80**	**$72,082.10**	**$66,610.59**	**$89,900.46**

Dispatch Goods, Inc.

Balance Sheet

As of December 31, 2020

	JUL 2020	AUG 2020	SEP 2020	OCT 2020	NOV 2020	DEC 2020
ASSETS						
Current Assets						
Bank Accounts						
Analysis Checking (7809)	122,814.09	112,699.31	159,839.45	112,263.19	44,665.88	154,484.03
Total Bank Accounts	**$122,814.09**	**$112,699.31**	**$159,839.45**	**$112,263.19**	**$44,665.88**	**$154,484.03**
Other Current Assets						
Inventory Asset	17,156.03	20,535.05	44,813.92	77,537.87	119,040.32	128,925.48
Uncategorized Asset	-526.50	-526.50	-532.50	-532.50	-532.50	-532.50
Total Other Current Assets	**$16,629.53**	**$20,008.55**	**$44,281.42**	**$77,005.37**	**$118,507.82**	**$128,392.98**
Total Current Assets	**$139,443.62**	**$132,707.86**	**$204,120.87**	**$189,268.56**	**$163,173.70**	**$282,877.01**
TOTAL ASSETS	**$139,443.62**	**$132,707.86**	**$204,120.87**	**$189,268.56**	**$163,173.70**	**$282,877.01**
LIABILITIES AND EQUITY						
Liabilities						
Current Liabilities						
Credit Cards						
Brex Card	-5,845.89	-584.47	-3,042.02	2,597.51	-5,756.18	7,670.70
Total Credit Cards	**$ -5,845.89**	**$ -584.47**	**$ -3,042.02**	**$2,597.51**	**$ -5,756.18**	**$7,670.70**
Total Current Liabilities	**$ -5,845.89**	**$ -584.47**	**$ -3,042.02**	**$2,597.51**	**$ -5,756.18**	**$7,670.70**
Total Liabilities	**$ -5,845.89**	**$ -584.47**	**$ -3,042.02**	**$2,597.51**	**$ -5,756.18**	**$7,670.70**
Equity						
Owner's Investment	230,975.40	231,175.40	331,949.40	332,196.90	332,196.90	447,196.90
Retained Earnings	-25,063.88	-25,063.88	-25,063.88	-25,063.88	-25,063.88	-25,063.88
Net Income	-60,622.01	-72,819.19	-99,722.63	-120,461.97	-138,203.14	-146,926.71
Total Equity	**$145,289.51**	**$133,292.33**	**$207,162.89**	**$186,671.05**	**$168,929.88**	**$275,206.31**
TOTAL LIABILITIES AND EQUITY	**$139,443.62**	**$132,707.86**	**$204,120.87**	**$189,268.56**	**$163,173.70**	**$282,877.01**